UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41316

Alpha Tau Medical Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Kiryat HaMada St. 5

Jerusalem, Israel 9777605

+972 (3) 577-4115

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

CONTENTS

On December 17, 2024, Alpha Tau Medical Ltd. (the “Company”) held its Annual General Meeting of Shareholders (the “Meeting”) at the Company’s headquarters at 5 Kiryat Hamada St., Jerusalem 9777605, Israel.

At the Meeting, the Company’s shareholders approved the following proposals:

(1)	to re-elect each of Michael Avruch and Uzi Sofer, and to elect Maya Netser, as Class III directors, to hold office until the close of the Company’s annual general meeting of shareholders in 2027, and until their respective successors are duly elected and qualified, or until their respective offices are vacated in accordance with the Company’s Amended and Restated Articles of Association or the Companies Law; and

(2)	to approve the re-appointment of Kost, Forer, Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2024 and until the Company’s next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

All proposals were approved at the Meeting by the respective requisite majorities in accordance with the Israeli Companies Law, 5759-1999, and the Company’s Amended and Restated Articles of Association, as described in the Proxy Statement which was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission on November 12, 2024.

This Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-271073, 333-264306 and 333-274457) and Form S-8 (File Nos. 333-264169, 333-270406 and 333-277733).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Alpha Tau Medical Ltd.

Date: December 17, 2024	By:	/s/ Uzi Sofer
Uzi Sofer
Chief Executive Officer

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